SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items

1. RADVision Ltd. Proxy Statement for Annual General Meeting to be held July 22, 2007.

2.   RADVision Ltd. Proxy Card.

                                                                          ITEM 1

                                 RADVISION LTD.
                            24 Raul Wallenberg Street
                             Tel Aviv 69719, Israel
                                  June 15, 2007
              NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS


RADVISION Ltd. Shareholders:

     We cordially invite you to the 2007 Annual General Meeting of Shareholders (the "Meeting") of RADVISION Ltd., (the "Company") to be held at 10:00 a.m. (Israel time) on Sunday, July 22, 2007, at the Company's offices at 24 Raul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

     1. To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2007, and to authorize the Company's Board of Directors (the "Board") to delegate to the Audit Committee (the "Committee") the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services;

     2.   To  reelect  Mr.  Zohar  Zisapel  and Mr.  Efraim  Wachtel  as Class C
          directors  to  serve  until  our  2010  Annual   General   Meeting  of
          Shareholders;

     3. To approve an amendment to the Company's Articles of Association providing for the replacement of item no. 36 thereto as amended in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 (the "Companies Law") regarding Indemnification and Insurance of the Company's Office Holders (as such term is defined in the Companies
          Law);

     4. To ratify the new indemnification agreements upon all the Company's Office Holders;

     5.   To approve remuneration of the Company's directors.

     6.   To increase the Company's authorized share capital.

     7. To review and discuss the Company's directors' annual report to shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2006; and

     8. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     The Board recommends that you vote in favor of all of the proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on June 12, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

                                            By Order of the Board of Directors

                                            Zohar Zisapel, Chairman

                                 RADVISION LTD.
                            24 Raul Wallenberg Street
                             Tel Aviv 69719, Israel
                               Tel: 972-3-767-9360

                                 PROXY STATEMENT

                   2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement ("Proxy Statement") is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the
"Board") of RADVISION Ltd. (the "Company") to be voted at the 2007 Annual General Meeting of Shareholders, (the "Meeting"), and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders ("Notice"). The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, July 22, 2007, at our offices at 24 Raul Wallenberg Street, Tel Aviv, Israel.

     This Proxy Statement, the attached Notice and the enclosed proxy card, as well as our 2006 annual report to shareholders, including our audited financial statements, are being mailed to shareholders on or about June 15, 2007.

Purpose of the Annual General Meeting

     At the Meeting, shareholders will be asked to vote upon the following matters:(i) To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2007, and to authorize the Board to delegate to the Audit Committee (the "Committee") the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services. (ii) To reelect Messrs. Zohar Zisapel and Efraim Wachtel as Class C directors to serve until our 2010 Annual General Meeting;
(iii) To approve an amendment to the Company's Articles of Association providing for the replacement of item no. 36 thereto as amended in accordance with Amendment no.3 to the Israeli Companies Law, 1999 (the "Companies Law") regarding Indemnification and Insurance of the Company's Office Holders (as defined in the Companies Law); (iv) To ratify the new indemnification agreements upon all the Company's Office Holders; (v) To review and discuss the Board's Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2006; In addition, to transact such other business as may properly come before the Meeting or any adjournment thereof.

     We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board.

Proxy Procedure

     Only holders of record of the Company's  ordinary shares,  par value of NIS
0.1 per share, as of the close of business on June 12, 2007, are entitled to Notice of, and to vote in person or by proxy at, the Meeting.

     Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by the Company's transfer agent or at the Company's registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and external directors and each proposition for which the Board recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum or voting purposes.

     The Company will bear the cost of soliciting proxies from its shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by the Company's directors, officers and employees. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to the Company's transfer agent or to the Company's registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Company secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

     As of June 12 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 21,998,316 ordinary shares. Each ordinary share entitles the holder to one vote.

     The presence of at least two shareholders, holding at least one-third (1/3) of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

         I. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
                                   ACCOUNTANTS
                           (Item 1 on the Proxy Card)

     The Board first appointed Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as the Company's independent auditors in July 2002 and has reappointed the firm as our independent auditors since such time.

     At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as the Company's independent auditors for the fiscal year ending 2007, pursuant to the recommendation of the Committee and Board. At the Meeting, the shareholders will also be asked to authorize the Board to delegate to the Committee the authority to fix the compensation of the Company's independent auditors in accordance with the volume and nature of their services. With respect to fiscal year 2006, the Company paid Kost Forer Gabbay & Kasierer approximately $147,000 for audit services, approximately $38,000 for tax-related services.

     The following resolution will be offered by the Board at the Meeting:

     "RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of RADVISION Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2007; and further resolved to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent auditors in accordance with the volume and nature of their services."

     If the appointment of Kost Forer Gabbay & Kasierer is not approved by the Company's shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as the Company's independent auditors, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as the Company's independent auditors, the Committee will recommend another independent public accounting firm. The engagement of a new independent public accounting firm for year 2007 will be subject to approval by the Company's shareholders at the 2008 Annual Meeting of Shareholders.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

     The Board recommends a vote FOR the foregoing resolutions.



         II. RE-ELECTION OF MESSRS. ZOHAR ZISAPEL AND EFRAIM WACHTEL AS
           CLASS C DIRECTORS TO SERVE UNTIL THE COMPANY'S 2010 ANNUAL
                        GENERAL MEETING OF SHAREHOLDERS
                           (Item 2 on the Proxy Card)

     In accordance with the Company's Articles of Association, the Board is divided into three classes (other than external directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-external directors. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three-years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of the Board, except the external directors may be reelected upon completion of their term of office. In the intervals between annual general meetings of the Company, the Board may elect new directors, whether to fill vacancies or in addition to those of their body, provided that the total number of directors will not at any time exceed any maximum number.

     Mr. Dan Barnea was elected to serve as a Class A director until 2008 Annual General Meeting of Shareholders. Mr. Andreas Mattes was elected to serve as a Class B director to serve until the Company's 2006 Annual General Meeting of Shareholders. Messrs. Zohar Zisapel and Efraim Wachtel were elected to serve as Class C directors until 2007 Annual General Meeting of Shareholders.

     The Company's directors, other than its external directors, are nominated by a majority of our Independent Directors; (as such term is defined under NASDAQ Marketplace Rules). The Company's Independent Directors met in executive sessions and have proposed the reelection of Mr. Zohar Zisapel and Mr. Efraim Wachtel to serve as Class C director for an additional term of three-years until the annual general meeting of shareholders to be held in 2010 or until their successors are elected and qualified.

     In the event that such named director nominee would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by the independent directors of the Company and ratified by the Board. The Company does not have any understanding or agreement with respect to the future election of the named nominee.

     Set forth below is information about the nominee, including principal occupation, business history and other directorships held (if any).

     Zohar Zisapel has served as the chairman of the Board from November 1992 until August 1999 and again assumed the position of chairman of Board in April 2001. During the last several years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a director of other public companies, including RADCOM Ltd., RIT Technologies Ltd., Ceragon Networks Ltd. and Verisity Ltd. Mr. Zisapel has a B.Sc. from the Technion, Israel Institute of Technology and a M.Sc. from Tel Aviv University.

     Efraim Wachtel has served as a director since March 1998. Mr. Wachtel has been president and chief executive officer of RAD Data Communications Ltd. since November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD Data Communications. Before October 1985, Mr. Wachtel held various research and development positions in several companies in Israel and in the U.S. Mr. Wachtel had a B.Sc. degree in electric engineering from the Technion, Israel Institute of Technology.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to appoint the nominee for director.

     The Board recommends a vote FOR the election of the nominees for Class C directors.

     For the biographies of the directors continuing in office, see Item 6.A. "Directors, Senior Management and Employees -- Directors and Senior Management" of our Annual Report on Form 20/F for the year ended December 31, 2006, which may be viewed on the Company's website at www.radvision.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.



          III. APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION
           OF OUR COMPANY PROVIDING FOR THE REPLACEMENT OF ITEM No. 36
            THERETO AS AMENDED IN ACCORDANCE WITH AMENDMENT No. 3 TO
           THE COMPANIES LAW REGARDING INDEMNIFICATION AND INSURANCE
       OF THE COMPANY'S OFFICE HOLDERS (AS DEFINED IN THE COMPANIES LAW)
                           (Item 3 on the Proxy Card)

     Amendment 3 to the Israeli Companies Law (the "Amendment") mandated changes to the indemnification, insurance and exemption of Office Holders. Office Holders are defined as a director, general manager, chief business manager, deputy general manager, vice general manager, any person filling any of these positions in a company even if he/she holds a different title, and any other manager directly subordinate to the general manager. The following are the main changes in the Israeli Companies Law regarding indemnification of Office
Holders:

     a) Duty of Care - a company may not exempt a director in advance from his/her liability towards the company for breach of duty of care in the event of distribution. According to the Israeli Companies Law definitions, distribution means giving a dividend or undertaking to give it, either directly or indirectly, and also acquisition; and for this purpose, "acquisition" - the direct or indirect acquisition or provision of financing for the acquisition - by a company, its subsidiary or another body corporate under its control - of the company's shares or of securities that are convertible into the company's shares that can be realized as the company's shares, or the redemption of redeemable securities that are part of the company's equity in accordance with section 312(d), and including an undertaking to do any of these things - all that on condition that the seller is not the company itself or another body corporate that is wholly owned by the company; b) Indemnification - In addition to the former provisions permitting indemnification, a company is now permitted to indemnify an Office Holder for reasonable litigation expenses, including attorney's fees, incurred by an Office Holder due to an investigation or proceeding conducted against him/her by an authorized authority, and which ended: (1) without filing a claim against him/her and without a financial liability imposed upon him/her as an alternative to a criminal proceeding; or
(2) which ended without filing a criminal charge against him/her but with a financial liability imposed upon him/her as an alternative to a criminal proceeding for an offense that does not require proof of criminal intent. c) Articles of Association - as a result of the Amendment, limitations were imposed regarding a company providing an undertaking in advance to indemnify an Office Holder in the case of a financial liability imposed on him/her, so that the Articles of Association of the Company must state that the undertaking to indemnify in advance shall be limited to events the Board considers as foreseeable in the view of the actual activity of the Company at the time of providing the indemnity undertaking and to an amount or a measure the Board prescribes as reasonable under the circumstances of the matter, and that such foreseeable events and the amount or the measure shall be indicated in the undertaking. d) Invalid Provisions - no indemnification regarding the breach of a duty of care committed intentionally or recklessly shall be valid, other than if committed solely through the negligence of the Office Holder.

     At present, the Company's Articles of Association state as follows:


130. (a) Subject to the provisions of the Companies Ordinance, the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder, in respect of any of the following:

          (i)  a breach of his duty of care to the Company or to another person;

          (ii) a breach of his fiduciary duty to the Company, provided that such Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

          (iii) a financial liability imposed on him in favor of another person in respect of an act performed by him in his capacity as an Office Holder of the Company.

     (b) Subject to the provisions of the Companies Ordinance, the Company may indemnify an Office Holder in respect of any of the following:

          (i) a financial liability imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award confirmed by a court, in respect of an act performed by virtue of his being an Office Holder of the Company;

          (ii) reasonable litigation costs, including lawyers' fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings instituted against him by the Company or in its name or by any other person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an Office Holder or the Company.

     (c) Notwithstanding the provisions of Articles 130(a) and 130(b), as from the date of the coming into force of the Companies Law, but otherwise, subject to the provisions of the Statutes with regard to such matters:

          (i) the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

               (aa) a breach of his duty of care to the  Company  or to  another person;

               (bb) a breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

               (cc) a financial liability imposed on such Office Holder in favor of another person;

          (ii) (aa) the Company may undertake, in advance, to indemnify, or may indemnify, an Office Holder in respect of, a liability or expense (as referred to in subparagraph (bb) below) that may be imposed on such Office Holder (due to an act performed by him in his capacity as an Office Holder):

                    (1) that arises from those categories of events, and in respect of those amounts, as the Board may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable in the circumstances; or

                    (2) that arises from an event that took place prior to the Company giving such indemnity;

               (bb) the liability and expense referred to in sub-paragraph  (aa)
                    above of this Article 130(c)(ii) are as follows:

                    (1) a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator's award which has been confirmed by a court;

                    (2) reasonable litigation costs, including lawyers' fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings instituted against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted or in a criminal charge on which he was convicted for a criminal offense that does not require proof of criminal thought (as such term is understood by the Penal Law, 5737-1977);

          (iii) the Company may release, in advance, all or part of an Office Holder's liability to the Company for damage which arises from the breach of his duty of care to the Company (as such term is understood by Sections 252 and 253 of the Companies Law, 1999).

     (d) The provisions of Articles 130(a), 130(b) and 130(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board.

In order to comply with the Amendment as aforesaid, the recommended amendments to the Articles of Association are as follows:

        1. Paragraph (b)(iii) shall be added (in italic) .
        2. Paragraph (c) will be deleted and will be replaced in its entirety (in italic).
        3. Paragraph (d) will be added the last paragraph (in italic).
 [Note: the amendments are additions to the former language]

The revised article 130 of the Articles of Association of the Company shall read as follows:

130. (a) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder arising from his or her acts or omissions in such capacity, in respect of any of the following:

          (i) a breach of his or her duty of care to the Company or to another person;

          (ii) a breach of his or her duty of loyalty to the Company, provided that such Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

          (iii) a monetary liability imposed on him of her in favor of another person.

     (b) Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder for liabilities or expenses imposed on or incurred by the Office Holder, concerning acts or omissions performed by the Office Holder in such capacity in respect of any of the following:

          (i) a monetary liability or expense imposed on or incurred by him or her in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court;

          (ii) Reasonable litigation expenses, including attorney's fees, expended by an Office Holder in respect or as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without a criminal charge filed against the Office Holder or the imposition of a monetary liability in lieu of a criminal proceeding, or concluded with the imposition of a monetary liability in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases proceeding concluded without a criminal charge" and "monetary obligation in lieu of a criminal proceeding" shall have the meanings as defined in Section 260(a)(1a) of the Companies
               Law).

          (iii) reasonable litigation expenses, including attorney's fees, expended by an Office Holder or which were imposed on an Office Holder by a court, in a proceeding instituted against him or her by the Company or on the Company's behalf or by any other person, or in a criminal charge from which he or her was acquitted or was convicted of an offense that does not require proof of criminal intent.

               The Company may undertake to indemnify an Office Holder as aforesaid: (i) prospectively, provided that the undertaking according to Article 130(b)(i) above is limited to events which in the opinion of the Board can be foreseen, in view of the Company's then current activities, when the undertaking to indemnify is given, and to an amount or criteria set by the Board as reasonable under the circumstances, and (ii) retroactively.

     (c) The Company may, to the maximum extent permitted by the Companies Law, exempt and release an Office Holder in advance from and against all or part of his liability for damages due to, arising or resulting from a breach of his or her duty of care to the Company; provided; however, that the Company may not grant an exemption in advance to a Director from his or her liability to the Company for a breach of his or her duty of care in the event of a "distribution," as such term is defined in the Companies Law.

     (d) The provisions of Articles 130(a), 130(b) and 130(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification and/or exemption (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification and/or exemption is not specifically prohibited under applicable law; provided, that the procurement of any such insurance and/or the provision of any such indemnification and/or exemption shall be approved by the Board.

          In the event of any change, after the date of adoption these Articles, in any applicable law, statute or rule which expands the right of an Israeli company to indemnify or insure or exempt an Office Holder, these Articles shall automatically be deemed to enable the Company to expand the scope of indemnification and/or insurance and/or exemption of Office Holders to the maximum extent permitted by applicable law.

     The Board has unanimously approved the Amendment to the Articles of Association of the Company regarding indemnification of the Office Holders and recommends that the shareholders approve this proposal. Under the Company's Articles of Association, the affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the indemnification of Office Holders.


          The Board recommends a vote FOR the foregoing amendment to the Articles of Association of the Company.


        IV. RATIFICATION OF THE COMPANY'S NEW INDEMNIFICATION AGREEMENTS
                           (Item 4 on the Proxy Card)

     The Company's shareholders previously approved providing indemnification agreements (each an "Indemnification Agreement") to all of the Company's Office Holders. The Indemnification Agreement does not comply with the Amendment, and accordingly shareholders are being asked to approve providing a new Indemnification Agreements to the Company's Office Holders which comply with the Amendment as aforesaid and the amendment to the Articles of Association provided in Item III of this Proxy Statement.


     The amendments implemented in the Indemnification Agreements are changes mandated by the amendments to the Companies Law, in accordance with the amendments of the Articles of Association as follows:

     a) Duty of Care - a company may not exempt a director in advance from his/her liability towards the company for breach of duty of care in the event of distribution. According to the Israeli Companies Law definitions, distribution means giving a dividend or undertaking to give it, either directly or indirectly, and also acquisition; and for this purpose, "acquisition" - the direct or indirect acquisition or provision of financing for the acquisition - by a company, its subsidiary or another body corporate under its control - of the company's shares or of securities that are convertible into the company's shares that can be realized as the company's shares, or the redemption of redeemable securities that are part of the company's equity in accordance with section 312(d), and including an undertaking to do any of these things - all that on condition that the seller is not the company itself or another body corporate that is wholly owned by the company; b) Indemnification -a company is now permitted to indemnify an Office Holder for reasonable litigation expenses, including attorney's fees, incurred by an Office Holder due to an investigation or proceeding conducted against him/her by an authorized authority, and which ended: (1) without filing a claim against him/her and without a financial liability imposed upon him/her as an alternative to a criminal proceeding; or (2) which ended without filing a criminal charge against him/her but with a financial liability imposed upon him as an alternative to a criminal proceeding for an offense that does not require proof of criminal intent. c) Articles of Association - As a result of the Amendment, limitations were imposed regarding the Company providing an undertaking in advance to indemnify an Office Holder in the case of a financial liability imposed on him/her, so that the Articles of Association of the Company must state that the undertaking to indemnify in advance shall be limited to events the Board considers as foreseeable in the view of the actual activity of the Company at the time of providing the indemnity undertaking and to an amount or a measure the Board prescribes as reasonable under the circumstances of the matter, and that such foreseeable events and the amount or the measure shall be indicated in the undertaking. d) Invalid Provisions - no indemnification regarding the breach of a duty of care committed intentionally or recklessly shall be valid, other than if committed solely through the negligence of the Office Holder.

     The  Board  has   unanimously   approved  the   ratification   of  the  new
Indemnification Agreements and recommends that the shareholders approve this proposal as well.

     Under the Company's Articles of Association, the affirmative vote of the holders of majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the ratification of the Indemnification Agreement.


     The Board recommends a vote FOR the foregoing ratification of the Indemnification Agreement upon all the Company's Office Holders.



                  V. APPROVAL OF REMUNERATION OF OUR DIRECTORS
                           (Item 5 on the Proxy Card)

     Our Company has a committee consisting of only independent directors who are charged with setting the compensation for the Company's Chief Executive Officer and the other officers of the Company who report to the Chief Executive Officer and recommending to the Company's shareholders nominations for directors and the compensation of directors. The independent directors, who constitute a majority of the Board, consist of Joseph Atsmon, Andreas Mattes, Dan Barnea and Liora Lev. All are considered independent directors as mandated by NASDAQ Rule 10A-3 under the Securities and Exchange Act of 1934. The independent directors have determined that a fair compensation to be paid to the Chairperson of the Board is compensation in the form of a grant of options to purchase 45,000 of the Company's ordinary shares to be vested over a three year term. The independent directors have determined that a fair compensation to be paid to the Chairperson of the Committee is compensation in the form of a grant of options to purchase 37,500 of the Company's ordinary shares to be vested over a three year term. The independent directors have also determined that a fair compensation to be paid to each director of the Company other than the Chairperson of the Board and the Chairperson of the Committee is compensation in the form of a grant of options to purchase 30,000 of the Company's ordinary shares to be vested over a three years term.

     The Chairperson of the Board, Zohar Zisapel, has not received any compensation for serving on the Board since 2002. The Chairperson of the Committee, Joseph Atsmon, has not received any compensation for serving on the Board or on the Committee since 2004 although he assumed his position following the Annual General Meeting in June of 2003 and has served as Chairperson of our Committee since that time. Directors Andreas Mattes and Ephraim Wachtel have not received any compensation for serving on the Board since 2002.

     Subject to the shareholder approval of this Item 5 the independent directors and Board have approved to pay to the following directors listed in the table below (column (1)) the compensation listed in the table below (column
(2)) provided that there will be quarterly vesting over three (3) years beginning three months following the Meeting; and the options will be exercisable until the earlier of the respective director's resignation or the termination of his/her position as a director of our Company; and the expiration of the options, if not exercised earlier, will occur six years from the date of grant. The other directors presently hold unvested options.

     All of the option grants to the directors (referred to below as "Optionee") shall be subject to the following change of control provisions:

               In the event of a "Change of Control" (for this purpose, the term "Change of Control" shall have the same meaning given to such term under the Company's Stock Option Plan), then stock options granted to the Optionee which have not previously expired shall immediately vest based on the following formula:

               For each options grant made, upon Change of Control, the number of options from each grant, vested (exercised or not) on the "event date" will be doubled. The resulted total vested options from each grant shall not exceed the total number of options granted in the grant.


     The approval being requested in this item will serve as authority for the Company to issue compensation to each of the directors listed below on the dates set forth in column (3).

-------------------- ----------------- -------------------- --------------------- ---------------------------
    (1) Name of         (2) Total        (3) Grant Date      (4) Exercise Price      (3) Vesting Schedule
     Director           number of
                      options to be
                         granted
-------------------- ----------------- -------------------- --------------------- ---------------------------
Zohar      Zisapel,  Grant         of   July 8, 2007         Closing      market   Over    twelve     fiscal
Chairperson  of the  options       to                        price     of    the   quarters  beginning three
Board of Directors   purchase  45,000                        Company's  ordinary   months  after  the  Grant
                     of           the                        shares    on    the   Date;    8.33%   of   the
                     Company's                               Grant Date.           options  to  vest  at the
                     ordinary shares                                               end of each  three  month
                                                                                   period.
-------------------- ----------------- -------------------- --------------------- ---------------------------
Joseph      Atsmon,  Grant         of   July 8 , 2007        Closing      market   Over    twelve     fiscal
Chairperson  of the  options       to                        price     of    the   quarters  beginning three
Audit Committee      purchase                                Company's  ordinary   months  after  the  Grant
                     37,5000  of  the                        shares    on    the   Date;    8.33%   of   the
                     Company's                               Grant Date.           options  to  vest  at the
                     ordinary shares                                               end of each  three  month
                                                                                   period.
-------------------- ----------------- -------------------- --------------------- ---------------------------


-------------------- ----------------- -------------------- --------------------- ---------------------------
Andreas Mattes       Grant         of  July 8, 2007           Closing     market  Over     twelve     fiscal
                     options       to                       price     of     the   quarters  beginning three
                     purchase  30,000                       Company's   ordinary   months  after  the  Grant
                     of           the                       shares  on the Grant   Date;    8.33%   of   the
                     Company's                              Date.                  options  to  vest  at the
                     ordinary shares                                               end of each  three  month
                                                                                   period.
-------------------- ----------------- -------------------- --------------------- ---------------------------
Ephraim Wachtel      Grant         of  July 8, 2007         Closing       market   Over    twelve     fiscal
                     options       to                       price     of     the   quarters  beginning three
                     purchase  30,000                       Company's   ordinary   months  after  the  Grant
                     of           the                       shares  on the Grant   Date;    8.33%   of   the
                     Company's                              Date.                  options  to  vest  at the
                     ordinary shares                                               end of each  three  month
                                                                                   period.
-------------------- ----------------- -------------------- --------------------- ---------------------------


     The recommendations as aforesaid of the independent directors were approved by the Committee and the Board.

     Accordingly, it is proposed that at the Meeting the following resolution be adopted:

     RESOLVED,  to pay to the members of the Board of Directors listed in Column
     (1) above compensation in the form of a grant of options to purchase the amount of options set forth in Column (2) above under the terms and conditions as set forth in Columns (3) to (5) above. The terms of such option grants, including the exercise price, shall be as described in the Proxy Statement for the 2007 Annual General Meeting of Shareholders."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon is required for the approval of the foregoing resolutions.

           The Board recommends a vote FOR the foregoing resolutions.


             VI. INCREASE OF THE COMPANY'S AUTHORIZED SHARE CAPITAL
                           (Item 6 on the Proxy Card)

The Company's current authorized and registered ordinary share capital is NIS 2,500,000 divided into 25,000,000 ordinary shares as follows: 24,984,470 Ordinary Shares of a nominal value of ten Agorot (NIS 0.10) each and 15,530 Deferred Shares of a nominal value of ten Agorot (NIS 0.10). The 15,530 Deferred Shares of a nominal value of ten Agorot (NIS 0.10) were ultimately cancelled leaving the Company today with 25,000,000 Ordinary Shares of a nominal value of ten

Agorot (NIS 0.10) each. As of December 31, 2006 we have 22,251,552 Ordinary Shares outstanding and 3,449,430 Ordinary Shares reserved for issuance pursuant to existing options. Accordingly, we need to increase the Company's authorized share capital to permit the issuance of Ordinary Shares pursuant to existing options and to grant additional options under our 2000 Option Plan, as amended and to provide the Company with the ability to issue additional shares for general corporate purposes. The Board has unanimously adopted a resolution recommending that our shareholders increase our authorized Ordinary Share capital by NIS 2,000,000 divided into 20,000,000 ordinary shares of NIS 0.10 par value each (resulting in a registered ordinary share capital is NIS 4,500,000 divided into 45,000,000 ordinary shares) and amend the Company's Memorandum of Association and Articles of Association to reflect such increase.

     It is proposed that at the Meeting the shareholders adopt the following resolution, which the Board believes to be in the best interests of the Company and of its shareholders:

     "RESOLVED, that our Memorandum of Association and Articles of Association be amended to increase our authorized and registered ordinary share capital by 20,000,000 ordinary shares of NIS 0.10 par value each."

     The affirmative vote of the holders of 75% of the Ordinary Shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the increase of the authorized share capital of the Company and the amendment of the Memorandum of Association and Articles of Association to reflect the same.

     The Board recommends a vote FOR the increase of the authorized share capital of the Company.

        VII. REVIEW AND DISCUSSION OF DIRECTORS' REPORT, AUDITOR'S REPORT
            AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                           (Item 7 on the Proxy Card)

     At the Meeting, our Directors' Annual Report to Shareholders, auditor's report and the audited Consolidated Financial Statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

                               VIII. OTHER MATTERS
                           (Item 8 on the Proxy Card)

     The Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.



                           By Order of the Board of Directors,

                           Arnold Taragin, Company Secretary

                                                                          ITEM 2

                                 RADVISION LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Arnold Taragin and Tsipi Kagan, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVISION Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, July 22, 2007 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 6 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR CLASS C DIRECTOR NAMED IN ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                  (Continued and to be signed on reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 RADVISION LTD.

                                  July 22, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE PROPOSALS BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     (1) To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2007, and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     (2) To elect two (2) directors as Class "C" directors of the Company to serve until the 2010 Annual General Meeting of Shareholders.

          [ ]  FOR ALL NOMINEES                           NOMINEE:
                                                          ( )    ZOHAR ZISAPEL
          [ ] WITHHOLD AUTHORITY FOR ALL NOMINEES         ( )    EFRAIM WACHTEL

          [ ]  FOR ALL EXCEPT (see instructions below)






INSTRUCTION:     To withhold authority to vote for any individual nominee(s),
-----------      mark "FOR ALL EXCEPT" and fill in the circle next
                 to each nominee you wish to withhold, as shown here: (X)

     (3) To approve an amendment to the Company's Articles of Association providing for the replacement of item no. 36 thereto as amended in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 (the "Companies Law") regarding Indemnification and Insurance of the Company's Office Holders (as such term is defined in the Companies
          Law);

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     (4) To ratify the new indemnification agreements upon all the Company's Office Holders.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     (5)  To approve remuneration of the Company's directors.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     (6)  To increase the Company's authorized share capital.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder _______ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  June 26, 2007